Exhibit 99.1

TeliaSonera Improves Service to Media and Stakeholders

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 10, 2007—TeliaSonera (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) strengthens its focus on relations with media, authorities and politicians by creating two new units - Media Relations, who manages the groups all communication with media, and Public Affairs, where all communication with politicians and authorities is focused.

Thomas Westlind, previous head of External Communication, will be responsible for the whole group's initiatives towards Public Affairs. Gunnar Forsgren will continue focusing on the public affairs issues in
Brussels. Ola Kallemur, who today is head of TeliaSonera's long-term Public Relations, will also have the responsibility for the group's relations with the media.

The new units are up and running from April 1, 2007.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB
Press service, +46-(0)8-713 58 30